Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Trading Statement
Released	07:00 17-Jan-05
Number	4212H

RNS Number:4212H
Wolseley PLC
17 January 2005

Wolseley plc
Pre-Close Period Trading Statement for five months to 31 December 2004

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors, issues its regular trading statement for the five months to 31 December 2004, prior to entering its close period. The interim results for the six months ending 31 January 2005 are due to be announced on 21 March 2005.

Overview

Business conditions in the group's principal markets have been broadly in line with comments made in the AGM statement on 18 November 2004.

The group's results for the first five months to 31 December 2004 show a strong increase in sales and profits driven by high rates of organic growth in North America and the UK and the beneficial impact of commodity price inflation in the USA. The group's trading margin for the five month period is also substantially up on the equivalent period in the prior year. After currency translation and including the effect of acquisitions, group sales for the five months to 31 December 2004 were up by nearly 10% and trading profit up by more than 25% on the same period in 2003. The adverse currency translation effect on sales was approximately £242 million and £13 million on trading profit. On a constant currency basis, and including the effect of acquisitions, group sales and trading profit for the five months ended 31 December 2004 are up by more than 15% and 30% respectively.

Further details of market conditions in each of the group's business segments are set out below.

North American Plumbing and Heating Distribution

The US plumbing operations performed strongly with sales in local currency for the five months to 31 December 2004 up by more than 15% and trading profit up by more than 40% on the equivalent period in the prior year. The majority of the sales growth was organic, including the beneficial effects of commodity price inflation. Approximately $10 million of the increase in trading profit was due to commodity price increases in products such as copper, steel and plastics. The year-on-year benefits of this price inflation are unlikely to continue at the same rate into the second half due to the generally higher level of commodity prices in the second half of 2004. The trading margin increased substantially over the equivalent period last year.

US housing related activity held up well and the more positive economic environment has benefited the repairs and remodelling market. The commercial sector continues to improve and the industrial sector is showing the initial signs of improvement. Ferguson's market outperformance continues to be driven by the commercial advantage gained from its distribution centre network and from management's focus on achieving organic growth in selective markets. The next distribution centre in Iowa is on track for completion in this financial year.

In Canada, the construction and housing markets remained strong. In local currency, Wolseley Canada achieved a double-digit increase in both sales and trading profit over the equivalent five month period in the prior year.

With effect from 1 August 2004 the recorded sales value in Ferguson's Integrated Supply Division represents the gross profit rather than the gross sales value which was recorded in the year to 31 July 2004. This change is the result of a review of revised contractual arrangements and following the guidance contained in the recently released Application Note G to FRS5. The effect of this change in the five months to 31 December 2004, which has no effect on profit, is to reduce sales by $84 million. There is a positive impact on the trading margin of Ferguson for the five month period of 0.2%.

US Building Materials Distribution

In US Building Materials, sales in US$ were up more than 20% for the first five months and trading profits up by more than 30% compared to the equivalent period in the prior year.

Encouragingly, aggregate US housing starts remain robust at around 1.8 million starts per annum and the inventory of unsold houses at around 4.5 months compares favourably to the long-term average of around 6 months. Recent management action to reorganise the business and improve market focus continues to have a beneficial effect helping to drive organic volume growth of more than 10%.

Commodity lumber prices, which directly affect approximately 35% of Stock Building Supply's product range, held up well in the period. For the five months to 31 December 2004, average lumber prices of $402 per thousand board feet were 18% up on the prior comparable period average of $340 per thousand board feet. Structural panel prices, however, which directly affect a further 13% of Stock Building Supply's product range, decreased by 17% to $402 per thousand square feet. These commodity price movements had the effect of increasing Stock's local currency sales by $58 million (4.1%) in the five-month period compared to the equivalent period in the prior year. Although lumber prices are expected to hold up in coming months, structural panel prices remain above their long term average and are, therefore, expected to continue to trend downwards.

Both the trading margin and the return on capital of Stock Building Supply are showing substantial increases on the prior year.

European Distribution

In European Distribution, sales and trading profit in the five months to 31 December 2004 in sterling were both up by more than 10% compared to the same period in the prior year.

The UK has been the most positive of the group's European markets in the five months to 31 December 2004, with demand in the repairs, maintenance and improvement ("RMI") sector remaining strong and the commercial sector, including government spending, showing signs of improvement. Despite the continuing weakness in the industrial market and the slowing of new residential construction, Wolseley UK's operations recorded double-digit sales and trading profit growth in the period, with organic sales growth of more than 8% and an improved trading margin. However, higher pension and restructuring costs, as previously announced, will be reflected in the second half trading margin.

Brooks, the Ireland based timber and builders merchant acquired in August 2004, is trading in line with expectations.

In France, government tax incentives are helping the new residential market, but RMI, the principal driver of both Brossette and PBM, continues to show little growth. PBM performed in line with expectations with local currency sales and trading profit up more than 7% and it remains on track to achieve its return targets. Primarily due to some short term disruption following the recent reorganisation of the branch and management structure and distribution network, sales in Brossette for the five months to 31 December 2004 were up only slightly compared to the similar period in the prior year, whilst profits were marginally down.

In the rest of Continental Europe, nearly all of the group's businesses showed sales and trading profit growth, despite most markets remaining broadly flat.

Financial

The group's financial position remains strong with group gearing, as at 31 December 2004, of around 55% at current exchange rates (compared to 49.5% at 31 July 2004). The higher gearing reflects acquisition spend of £183 million in the five months to 31 December 2004 and increased working capital necessary to support strong organic growth, particularly in the USA. For the same reasons, the interest charge is also higher than the corresponding period in the prior year. The group expects to see a stronger cash inflow in the second half of the financial year.

Outlook

Market conditions in North America and the UK are expected to remain favourable for the remainder of this financial year and should enable the group to achieve further good progress, although there is likely to be a lower rate of growth due to the stronger comparatives in the second half of 2004.

In Continental Europe the group's principal markets are likely to remain flat but the group expects a continuation of the general pattern in the first half of improved sales and profits. In France, PBM should continue its upward momentum and Brossette, following recent management action to improve performance, should see an improvement in the second half.

The group will continue to pursue its strategy of growing organically and by acquisitions and is well placed to take advantage of the favourable market conditions in its key trading markets.

Charlie Banks, Group Chief Executive of Wolseley said:

"We have seen another strong performance for the group over the first five months of the year. The continued strength of our underlying growth emphasises the benefits of both our broad geographical reach and diverse product range. We look forward to the second half with confidence."

Exchange Rates

The average profit & loss account translation rate for the first five months was $1.85 to the £1 compared to $1.67 for the comparable period last year, a fall of 9.7%, and €1.46 to the £1 compared to €1.43 a decline of 2.1%.

Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales stated as a percentage.

This Trading Statement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

Press/Investor Enquiries:

Wolseley plc 0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959
Nina Coad

There will be analyst/investor meeting today at 9.30 am taking place at UBS, 1 Finsbury Avenue, London, EC2.

A dial-in facility will be available for this meeting:
UK dial-in 020 7162 0186
International dial-in +44 (0)20 7162 0186

A replay facility will be available until 31 January 2005 by dialling:
UK freephone 0800 358 1860
International +44 (0)20 7031 4064
US dial-in +1 954 334 0342
Free phone +1 888 365 0240

Passcode 637811

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 51,500 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

European Distribution Division

In the year ended 31 July 2004 sales in the European Distribution Division were approximately £4.2 billion. In the UK, Wolseley UK is the leading plumbing and heating distributor and a leading heavyside building materials distributor with more than 1,500 locations and around 12,000 employees.

In Continental Europe, Wolseley France has around 9,000 employees in over 700 locations. Brossette is a leading supplier of plumbing and heating equipment, underground drainage products, pipes, valves and fittings to the professional contractor and public authority market. PBM, is the number two supplier in France of heavyside building materials and is the leading importer and distributor of timber.

Other European companies include Tobler in Switzerland, Manzardo in Italy, OAG in Austria, Heatmerchants and Brooks in Ireland, CFM in Luxembourg, Cesaro in Czech Republic, Mart in Hungary, Wasco in The Netherlands and Electro-oil in Denmark.

North American Plumbing and Heating Distribution

In the year ended 31 July 2004 sales in this division were approximately £3.8 billion. In the USA, Ferguson Enterprises is the number one wholesale distributor of plumbing, heating, pipe, valves and fitting ("pvf"), waterworks and fire protection products to professional contractors and industry. It also operates a network of bathroom and kitchen showrooms. Ferguson's more than 750 locations are in 49 states in the USA and Puerto Rico and it has approximately 15,000 employees.

Wolseley Canada, with over 200 locations, has approximately 27% of the market in distributing plumbing, heating, pvf, ventilation and air-conditioning, engineered pipes, waterworks and fire protection products.

US Building Materials Distribution

Sales in this division in the year ended 31 July 2004 were approximately £2.0 billion. Stock Building Supply is the number one provider of building materials and value added products to the house builder and professional contractor in the USA. It has more than 200 locations across 26 US states and has approximately 10,000 employees.

- ENDS -

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